THE BANK OF NEW YORK MELLON

Depositary Receipts Division

101 Barclay Street

New York, New York 10286

December 9, 2016

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Caleb French, Division of Corporation Finance

RE:	Registration Statement on Form F-6 filed on behalf of Innolight Technology Corporation (File No. 333-205603) (the “Form F-6”)

Ladies and Gentlemen:

The Bank of New York Mellon, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing ordinary shares (the “Shares”) of Innolight Technology Corporation (the “Company”), hereby applies to withdraw the above referenced Form F-6 and all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Form F-6 are as follows:

The Form F-6 was filed on July 10, 2015, and the registrant requested that it be declared effective simultaneously with the Form F-1 registration statement (the “Form F-1”) filed by the Company. Neither the Form F-1 nor the Form F-6 has been declared effective by the Commission. The Company has advised the Depositary that it does not intend to proceed with the offering covered by the Form F-1 and Form F-6, and the Company has withdrawn the Form F-1. The Company has requested that the registrant withdraw the Form F-6 as well.

If you should have any questions about this application, please contact our counsel in this matter, Bruce R. Wilde of Emmet, Marvin & Martin, LLP, at (212) 238-3128.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Shares representing ordinary shares of Innolight Technology Corporation.

By: The Bank of New York Mellon,

as Depositary

By: /s/ Slawomir Soltowski

Name: Slawomir Soltowski

Title: Managing Director

cc: Bruce R. Wilde, Emmet

Marvin & Martin, LLP

bwilde@emmetmarvin.com